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[AEGON LOGO APPEARS HERE]

                                                                   929145

                                                                   PRESS RELEASE



AEGON N.V. ANNOUNCES FINAL DIVIDEND 2001


Final dividend 2001
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At the Annual General Meeting of Shareholders held today, the dividend for the fiscal year 2001 was fixed at EUR 0.83 per common share of EUR 0.12 par value. After the deduction of the interim dividend of EUR 0.37 already paid, the final dividend amounts to EUR 0.46 per common share of EUR 0.12 par value.

The final dividend will be payable entirely in cash or entirely in stock at the option of the shareholder. The value of the final dividend in shares will be approximately equal to that of the final dividend in cash. The time schedule for the final dividend 2001 is as follows:

..    22 April through 29 April 2002    : Election period (cash or stock)

..    30 April through 6 May 2002       : Determination final dividend value in
                                         shares

..    6 May 2002                        : Press release on the determined final
                                         dividend in shares (after 05.30 p.m.).

..    14 May 2002                       : Payment of final cash dividend and
                                         delivery of new shares


The Hague, 18 April 2002

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Inquiries:

AEGON N.V.
Group Communications
Phone: +31 70 344 83 44
Internet: www.aegon.com
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